Exhibit 99.80

June 1, 2006 Penn West Energy Trust 2200, 425 1st Street S.W. Calgary, Alberta T2P 3L8 Canada	3700 Canterra Tower 400 Third Avenue SW Calgary, Alberta Canada T2P 4H2 Main: (403) 267-8222 Fax: (403) 264-5973 www.macleoddixon.com

Dear Sirs:

Re:          Registration Statement on Form 40-F

We hereby consent to the reference to our firm name in the Joint Information Circular and Proxy Statement, dated May 23, 2006, filed as part of the Registration Statement on Form 40-F of Penn West Energy Trust registering its Trust Units under the Securities Exchange Act of 1934, as amended. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

MACLEOD DIXON LLP